SECURITAS SYSTEMS

08001931

Stockholm 08 04 08

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SUPPL

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SEC
Mail Processing
Section
APR 14 2008
Washington, DC
105

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

PRESS RELEASE

Stockholm April 8, 2008

Securitas Systems AB publishes Annual Report 2007

Securitas Systems' Annual Report for 2007 is now available on the Group's website www.securitassystems.com.

The printed version is being distributed and can be ordered from Securitas Systems at +46 (0) 10 458 80 17or by email at ir@securitassystems.com.

As previously announced, Securitas Systems' Annual General Meeting will be held on April 22 in Stockholm, Sweden. Further details can be found at the Group's website www.securitassystems.com. Last day to register for attendance is April 16.

For further information:
Åsa Larsson, Head of Communication and IR +46 (0) 10 458 80 17

This press release is also available at the webpage of Securitas Systems: www.securitassystems.com

Securitas Systems AB (publ) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Systems services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems.

SECURITAS SYSTEMS

Mail Processing Section

Stockholm, April 8, 2008

APR 14 2008

Press release

Washington, DC
105

Securitas Systems signs agreement with Saab for surveillance systems at correctional care facilities

Securitas Systems Sverige AB, a subsidiary of Securitas Systems Group, has signed an agreement with Saab AB worth MSEK 215 to supply customized security systems and services to new detention centers and remand prisons in Sweden.

The agreement is part of the contract that Saab has signed with Specialfastigheter AB, who is responsible for the Swedish Prison and Probation Service's premises.

"We are happy that Saab once again has chosen us as technical security partner, particularly since it is a very interesting and rapidly growing segment. The deal represents further progress for us in this customer segment" says Mikael Pettersson, CEO of Securitas Systems Sverige AB.

Under the contract with Specialfastigheter, Saab is a turnkey contractor and will supply surveillance systems to four surveillance centers while Securitas Systems is responsible for project management, design for installation, support and maintenance.

Additional information:
Åsa Larsson, Head of Communications and Investor Relations +46 (0)10 458 8017

This press release is also available on Securitas Systems' home page: www.securitassystems.com

Securitas Systems AB (publ) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banks and financial institutions, industry, defense, healthcare and retail. Systems services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Securitas Systems is listed on the Nordic list (mid cap) of the OMX Nordic Exchange in Stockholm. In April, the company will change its name to Niscayah Group AB. The change of name will be formally submitted to the Annual General Meeting for resolution and carried into effect on April 22, 2008. Thereafter, the company will be found on the Nordic list under the name Niscayah and with the ticker NISC.

END

Securitas Systems AB (publ) discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Trading Instruments Act. The information was submitted for publication at 11.30, on April 8, 2008.

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm, Sweden, Visiting address: Lindhagensplan 70
Phone: +46 010 458 80 00, **Fax:** +46 8 619 06 36, www.securitassystems.com